Exhibit 99.1

RISE Education Announces Pricing of Follow-on Public Offering of American Depositary Shares

BEIJING, June 6, 2018 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced that the previously announced registered follow-on public offering of American depositary shares (“ADSs”) by the selling shareholders of the Company (the “Selling Shareholders”) was priced at US$14.75 per ADS. The Selling Shareholders will sell 7,000,000 ADSs, each representing two ordinary shares of the Company. One of the Selling Shareholders has granted the sole underwriter a 30-day option to purchase up to an aggregate of 1,050,000 additional ADSs. The gross proceeds to the Selling Shareholders will be US$103.25 million, assuming the option to purchase additional ADSs is not exercised.

Morgan Stanley & Co. International plc acted as the sole underwriter for the offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2018. This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a written prospectus forming a part of the effective registration statement. A copy of the prospectus related to this offering may be obtained by visiting the SEC’s website at www.sec.gov.

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Jack Wang

ICR, Inc.

Tel: (+1) 347-436-8371

Email: riseir@rdchina.net

Media Relations Contact

Edmond Lococo

ICR Inc.

Tel: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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